Giovanni Caruso
Partner

345 Park Avenue	Direct 212.407.4866
New York, NY 10154	Main 212.407.4000
Fax 212.937.3943
gcaruso@loeb.com

Via Edgar

August 22, 2019

Mr. Jeffery Gabor
Division of Corporation Finance Office of Healthcare & Insurance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chardan Healthcare Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed July 17, 2019 File No. 001-38762

Dear Mr. Gabor:

On behalf of our client, Chardan Healthcare Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated August 14, 2019 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Contemporaneously, we are submitting the amended Preliminary Proxy Statement via Edgar (the “Amended Preliminary Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Jeffrey Gabor August 22, 2019 Page 2

Preliminary proxy filed July 17, 2019

Questions and Answers about the Proposals for CHAC Stockholders, page 1

1.	Please revise pages 1-2 to add a question and answer that highlights the relative equity ownership percentage split. Also include the pro-forma valuation of the combined company and the value of the equity to be issued to the BiomX shareholders. In regards to the pro-forma valuation, we refer to the "Transaction Overview" section contained in your July 2019 investor presentation.

Response: The disclosure on page 2 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

Q. Who may vote at the special meeting of stockholders?, page 2

2.	With reference to the multiple voting agreements discussed on pages 3 and 8, please revise to indicate: (i) the total number of shares that are subject to voting agreements and (ii) the number of shares that are not subject to voting agreements, including the number of these shares that must be voted in favor of each proposal in order to earn approval.

Response: The disclosure on page 2 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

Do I have redemption rights?, page 3

3.	With reference to the disclosure in the penultimate paragraph on page 77, please revise the disclosure on page 3 to clarify, it true, that redemption payments will only be made in the event that the proposed Business Combination is consummated.

Response: The disclosure on page 3 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

Shareholder Agreements, page 8

4.	Please revise to highlight the earn-out provisions in your question and answer section. With reference to page 6 of your July 2019 investor presentation, also explain that you potentially could issue 2.1 million additional shares to CHAC public shareholders in the event that you issue earn-out shares to certain BiomX holders. In your disclosure, explain why you have undertaken the obligation to potentially issue additional shares to CHAC shareholders and explain how you will determine which CHAC shareholders would be entitled to receive the additional shares.

Response: The disclosure on page 2 of the Amended Proxy Statement has been revised to disclose the earn-out provisions.

The investor presentation does not indicate that an additional 2.1 million shares might be issued to the Company’s current stockholders. As indicated in footnote 1 to the table on page 6 of the investor presentation, the share numbers reflect outstanding warrants having an exercise price of $11.50 per share using the treasury method. The up to 2.1 million additional shares reflects the outstanding warrants.

Jeffrey Gabor August 22, 2019 Page 3

CHAC will be required to meet the initial listing standards…, page 61

5.	According to your disclosure on page 98, the closing of the merger is conditioned upon NYSE American Stock Exchange's approval of the initial listing application. Accordingly, please tell us why the risks listed in the bullet points are applicable.

Response: The disclosure on page 61 of the Amended Proxy Statement has been revised to clarify that the risks are applicable if the combined company meets the initial listing requirements but is subsequently delisted.

Special Meeting of CHAC Stockholders, page 73

6.	Please revise to include a brief discussion of the material tax consequences to current CHAC holders or advise.

Response: A brief discussion of the consequences of redeeming the shares has been added to page 77 of the Amended Proxy Statement.

Voting Your Shares, page 74

7.	Your disclosure on page 4 indicates that your proxy card will also be used for purposes of exercising share redemption rights. With reference to your disclosures on pages 74 and 75 concerning the treatment of signed cards that lack voting indications, please tell us whether the proxy card must be signed in order for shareholders to redeem their shares. Also, tell us whether the board's treatment of signed cards that lack voting indications is consistent with the disclosure on page 34 of the IPO prospectus which states that a public stockholder who fails to vote either in favor of or against a proposed business combination will not be able to have his shares redeemed for cash. To help us assess your response, please also provide us with a form of the proxy card.

Response: The disclosure on pages 74 and 75 of the Amended Proxy Statement has been revised to clarify that a shareholder may validly elect to redeem by either providing an indication on the proxy card or separately sending request. While not requiring a stockholder to vote for or against a proposed transaction is not consistent with the Company’s IPO prospectus, this liberalization of the methodology for stockholders to seek redemption rights is a benefit to stockholders in that they may elect redemption in whatever method best suits them. A form of proxy card has been included with the Amended Proxy Statement.

Jeffrey Gabor August 22, 2019 Page 4

Redemption Rights, page 75

8.	Please revise the disclosure and heading here and on page 3, as applicable, to clarify whether shareholders may demand redemption at any time or whether this rights is only in connection with a proposed business combination.

Response: The disclosure on pages 3 and 75 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

Background of the Business Combination, page 79

9.	With reference to your disclosure on page 80, please revise to explain the transaction criteria used in your search for target companies.

Response: The disclosure on page 80 has been revised in accordance with the Staff’s comments. The disclosure now provides additional detail on the transaction screening criteria employed by the Company.

10.	Please revise pages 81-82 concerning the preliminary proposals that you submitted to the eight target candidates by disclosing all material proposal terms, including transaction structure, valuation and equity split distribution. Also revise to indicate whether each candidate was commercial, clinical, pre-clinical or discovery stage.

Response: The disclosures on pages 81 and 82 have been revised in accordance with the Staff’s comments.

11.	Please revise to provide greater detail concerning the material issues discussed and key terms negotiated with BiomX. In this regard, please disclose the terms of your March 6 letter of intent and disclose how, when, and why the material terms proposed by the parties evolved over the next four months.

Response: The disclosures on pages 82, 83 and 84 have been revised in accordance with the Staff’s comments.

12.	With reference to your disclosure on page 11 and elsewhere, please revise to explain in greater detail the various industry and financial data and the due diligence and evaluation materials that BiomX provided to your management.

Response: The disclosure on pages 11 and 89 has been revised in accordance with the Staff’s comments. Please note that the Company did not materially rely on industry reports provided by BiomX Ltd. to perform its financial analysis or to evaluate the financial condition of BiomX Ltd.

Jeffrey Gabor August 22, 2019 Page 5

CHAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 85

13.	Your disclosures on pages 85 and 86 state and/or suggest that the target company's proposed drug product candidates will be safe. Please note that determinations as to safety are within the sole authority of the FDA or comparable foreign regulatory authorities. With respect to your disclosure on page 85, we further note that it is not clear to us that the use of unspecified phage cocktails in food additives indicates that any future phage drugs developed by the target company will be safe, particularly if high dosages will be required to have therapeutic impact such that FDA will deem them effective to treat a specific medical indication. Please revise or advise, as appropriate.

Response: The disclosures on pages 85 and 86 have been revised in accordance with the Staff’s comments.

Summary of CHAC Financial Analysis, page 88

14.	Please revise to explain how the Board derived the $10.00 per share valuation for the post-merger CHAC shares, including all material assumptions necessary to this calculation.

Response: The disclosure on page 87 has been revised to clarify that the merger price per share, along with all the other terms of the Merger Agreement, was arrived at through negotiations between the Company and BiomX Ltd. The Board considered the analysis presented in Summary of CHAC Financial Analysis regarding the potential valuation of the Company’s shares, as well as the risks inherent in the transaction, in comparison to the $10.00 negotiated merger price.

15.	Your disclosures on pages 89-91 indicate that you reviewed certain financial information of BiomX for purposes of preparing the analyses. Please revise your filing to disclose this financial information, including the 2019 to 2022 expense projections provide by BiomX.

Response: The disclosure on page 89 has been revised in accordance with the Staff’s comments.

16.	Given the pre-clinical nature of the target's operations, please revise to disclose why you selected three clinical stage companies for purposes of your financial analyses, and did not select any pre-clinical ones. Also explain the statement on page 89 that the related companies had "comparable clinical stage assets."

Response: The disclosure on page 89 has been revised in accordance with the Staff’s comments.

17.	Please revise your disclosure concerning each of the three analyses to illustrate how you determined the implied per share equity figures. For example, and without limitation, we note that you do not provide the revenue multiples used in the selected companies analysis or the BiomX enterprise value used in your discounted cash flow model. Please also add BiomX's information to the IPO Market Analysis table on page 90 or provide an additional table that provides comparable information.

Response: The disclosure on page 90 has been revised to add BiomX Ltd.’s information to the IPO Market Analysis Table and clarify how the implied equity per share value from comparable initial public offerings was derived. The disclosure on page 91 has been revised to add a revenue multiple table for the selected comparable initial public offerings, as well as how the implied equity per share value from comparable initial public offerings was derived.

Jeffrey Gabor August 22, 2019 Page 6

Certain CHAC Forecasts, page 92

18.	Please revise your disclosure in this section to identify the commercial outcomes represented by Forecasts A, B, and C and identify all significant factors and assumptions. From your disclosure it should be clear whether each forecast assumes commercialization of pharmaceutical and/or cosmetic products. To the extent that a given forecast assumes both types of revenues, revise to indicate the revenues attributable to each of these two business segments.

Response: The disclosure on page 93 has been revised to add a table describing the assumptions underlying the various long term Forecasts A, B and C. The disclosures on pages 93 and 94 have been revised to add additional disclosures in the tables clarifying revenues attributable to each product line.

BiomX Ltd.’s Business

BiomX’s Strategy, page 127

19.	Please revise to identify the leading global cosmetics company or clarify that you will need to find such a collaboration partner.

Response: The disclosure on page 127 relating to the cosmetics company has been revised in order to clarify that BiomX Ltd. is working with a cosmetics company in connection with testing for its acne candidate; however, as indicated in the revised disclosure, BiomX Ltd. has not entered into a marketing and commercialization partnership arrangement with the company. The revised disclosures relating to the existing arrangement describe the terms in a balanced manner.

BiomX Ltd. Financial Statements for the Fiscal Years Ended December 31, 2018, page F-3

20.	Please revise the filing to include interim financial statements pursuant to Schedule 14A of the proxy rules and Article 3 of Regulation S-X or tell us why the interim financial statements are not required. Also, please update for the interim financial information throughout the filing, including Management's Discussion and Analysis.

Response: The interim financial statements as of June 30, 2019 of BiomX Ltd. have been included, and the interim financial information has been updated accordingly throughout the filing, including the Management’s Discussion and Analysis.

Jeffrey Gabor August 22, 2019 Page 7

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner